Exhibit 1A_12

CUTLER LAW GROUP

M. Richard Cutler, Esq                                                              Corporate Securities Law
Admitted in California & Texas

August 23, 2016

Scottline Healthcare Solutions, Inc.
6575 West Loop South, Suite 140
Bellaire, TX 77401

Ladies  and  Gentlemen:

You have requested our opinion as counsel for Scottline Healthcare Solutions, Inc., a Nevada corporation (the "Company") in connection with the registration under the Securities Act of 1933, as amended, pursuant to Regulation A, and the Rules and Regulations promulgated thereunder, and the public offering by the Company of up to 3,000,000 shares of Company Series A 10% Convertible Preferred Stock, as well as up to 3,000,000 shares of common stock issuable on conversion of such preferred stock, issuable in connection with the Company's Prospectus provided under Regulation A.

We have examined the Company's Prospectus for qualification filed pursuant to Regulation A, as amended, and filed with the Securities and Exchange Commission on or about July 5, 2016, and as amended by Amendment No. 2 on August 2, 2016 (the "Prospectus").  We further have examined the Certificate of Incorporation, Bylaws, and applicable minutes of the Company as a basis for the opinion hereafter expressed.

Based on the foregoing examination, we are of the opinion that, upon issuance and sale in the manner described in the Prospectus, the shares of Series A 10% Convertible Preferred Stock and the shares of common stock issuable upon conversion of the Series A 10% Convertible Preferred Stock covered by the Prospectus will be legally and validly issued, fully paid, and nonassessable.

We consent to the filing of this opinion as an exhibit to the Prospectus.

Very truly yours,

/s/ Cutler Law Group
Cutler Law Group